                                                                   EXHIBIT 23.4

                 CONSENT OF REED W. FERRILL & ASSOCIATES, INC.

November 30, 2000

Columbus Energy Corp.
1660 Lincoln Street, Suite 2400
Denver, Colorado 80264

Reed W. Ferrill & Associates, Inc. consents to the use of its name and its reports dated January 27, 2000 entitled "Columbus Energy Corp., Reserve and Revenue Forecast as of November 30, 1999, Constant Prices and Costs" and its reports dated August 20, 2000 entitled "Columbus Energy Corp., Reserve and Revenue Forecast as of June 30, 2000, Constant Prices and Costs," in whole or in part, by Columbus Energy Corp. (Columbus) in Columbus' proxy statement/prospectus.

for and on behalf of Reed W.
Ferrill & Associates, Inc.

/s/ Reed W. Ferrill
Reed W. Ferrill
President